                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-47396


                    THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO AMENDMENT OR COMPLETION.

                 Subject To Completion, Dated February 5, 2001

Prospectus Supplement
(To Prospectus dated November 15, 2000)

[DOVER CORPORATION LOGO]

$400,000,000
    % Notes due 2011
Interest payable   and

ISSUE PRICE:

Interest will accrue from February   , 2001. The notes will mature on February
  , 2011. We may redeem the notes in whole or in part at any time at the redemption prices discussed on page S-15.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                           PRICE TO        DISCOUNTS AND           PROCEEDS TO
                                            PUBLIC         COMMISSION(S)              DOVER
-----------------------------------------------------------------------------------------------
Per Note                                 %                            %            %
-----------------------------------------------------------------------------------------------
Total                                    $                 $                       $
-----------------------------------------------------------------------------------------------

The notes will not be listed on any national securities exchange nor quoted on any automated quotation system. Currently, there is no public market for the notes.

We expect to deliver the notes through the book-entry delivery system of The Depository Trust Company and its direct participants Euroclear and Clearstream
on or about February   , 2001.

JP MORGAN                                              DEUTSCHE BANC ALEX. BROWN

BANC ONE CAPITAL MARKETS, INC.
                           FIRST UNION SECURITIES, INC.
                                                 FLEET SECURITIES, INC.
                                                                  HSBC
February   _, 2001

     You should rely only on the information contained in or incorporated into this prospectus supplement or the prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated into this prospectus supplement or the prospectus. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in or incorporated into this prospectus supplement or the prospectus is accurate only as of the date on the front cover of the document, regardless of the time of delivery of this prospectus supplement or the prospectus or any sale of the notes.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT

Our Business................................................   S-1
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-3
Selected Consolidated Financial Data........................   S-4
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-6
Description of the Notes....................................   S-15
Certain United States Federal Income Tax Considerations.....   S-19
Underwriting................................................   S-23
Validity of the Notes.......................................   S-24

                            PROSPECTUS

About this Prospectus.......................................   2
Where You Can Find More Information.........................   2
Incorporation of Certain Documents by Reference.............   2
Forward-Looking Statements..................................   3
The Company.................................................   4
Use of Proceeds.............................................   4
Ratio of Earnings to Fixed Charges..........................   5
Description of Debt Securities..............................   5
Plan of Distribution........................................   16
Legal Matters...............................................   16
Experts.....................................................   16

                                  OUR BUSINESS

     We are a diversified industrial manufacturing corporation encompassing over 50 operating companies that manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. We were originally incorporated in 1947 in the State of Delaware.

     Our businesses are divided into four business segments. Dover Diversified builds packaging and printing machinery, heat transfer equipment, food refrigeration and display cases, specialized bearings and compressors, construction and agricultural cabs, as well as sophisticated products for use in the defense, aerospace and automotive industries. Dover Industries makes products for use in the waste handling, bulk transport, automotive service, commercial food service and packaging, welding, cash dispenser and construction industries. Dover Resources manufactures products primarily for the automotive, fluid handling, petroleum, winch and chemical equipment industries. Dover Technologies builds sophisticated automated assembly and testing equipment for the electronics industry, industrial printers for coding and marking and specialized electronic components. We sold Dover Elevator, which was our fifth business segment through 1998, to Thyssen Industrie AG on January 5, 1999. Dover Elevator manufactured, installed and serviced elevators primarily in North America. We account for Dover Elevator as a discontinued operation in our consolidated financial statements.

     We emphasize growth and strong internal cash flow. We have a long-standing and successful acquisition program, which traditionally focused on acquiring new or stand-alone businesses. However, since 1992, we have increasingly emphasized acquiring businesses that can be added to existing operations. From January 1, 1996 through December 31, 2000, we made 82 acquisitions at a total acquisition cost of $2.2 billion. In 2000, we completed 2 stand-alone and 21 add-on acquisitions at a total cost of about $506 million. These acquisitions have had a substantial impact on our increase in sales and earnings since 1996. We aim to acquire and develop "platform" businesses that are marked by growth, innovation and higher than average profit margins. We seek to have each of our businesses be a leader in its market as measured by market share, innovation, profitability and return on assets.

     We practice a highly decentralized management style. The presidents of our operating companies are very autonomous and have a high level of independent responsibility for their businesses and their performance. This is in keeping with our operating philosophy that small independent operations are better able to serve customers by focusing closely on their products and reacting quickly to customer needs. The role of our executive management is to provide management oversight, allocate and manage capital, assist in major acquisitions, evaluate, motivate and, if necessary, replace operating management, and provide selected other services.

     Dover Diversified manufactures equipment and components for industrial, commercial and defense applications. Dover Diversified's largest operations are Hill Phoenix (refrigeration cases and systems for supermarkets), Tranter (process industry heat exchangers), Crenlo (operator cabs for agricultural and construction machinery and electronic enclosures), A-C Compressor (specialized centrifugal, oil free screw and rotary compressors) and Mark Andy (specialty printing presses). Other Dover Diversified businesses produce such products as fluid film and self-lubricating bearings, color control systems for web sheet-fed and speciality printing presses, submarine and aircraft hydraulic controls, remote manipulators, industrial cleaning equipment, can making equipment, environmental control equipment, engineered high-performance racing products and packaging machinery. In 2000, Dover Diversified companies completed five add-ons: Yakima Wire and Salwasser (SWF), C & H Mfg (Sargent), Vertex Piston (Performance Motorsports) and National Cooler (Hill Phoenix).

     Dover Industries manufactures a diverse mix of equipment and components for use in the waste handling, bulk transport, automotive service, commercial food service, packaging, welding and construction equipment industries. The largest operations are Heil Trailer (trailerized tanks) and Heil Environmental (refuse collecting vehicles), Rotary Lift (automotive lifts) and DovaTech (welding, cutting and laser equipment and supplies). Other Dover Industries operations produce auto collision measuring and repair systems, clip closures for food packaging, solid waste compaction, transporting and recycling equipment, touchless car washing equipment, hydraulic cylinders, food service equipment, commercial refrigeration equipment and concrete spreading machines. In 2000 Dover Industries made one stand-alone acquisition, Triton Systems, Inc., a producer of "off-premises" automated cash dispenser machines and related systems, and acquired four add-on businesses, Hoegger Alpina (Tipper Tie), Hydromotion (Texas Hydraulics), Kesseltronics (PDQ) and Kalyn/Siebert (Heil Trailer). In January 2000, Dover Industries sold Davenport Machines, a manufacturer of screw machines.

     Dover Resources manufacturers components and equipment primarily for the automotive, fluid handling, petroleum and chemical industries. Its largest businesses are the Petroleum Equipment Group (Norris/AOT -- oil and gas production equipment), OPW Fueling Components (gasoline nozzles and related service station equipment) and De-Sta-Co Industries (factory automation and workholding devices). Other Dover Resources companies produce fluid transfer valves, measuring devices, connectors, air operated double diaphragm, rotary vein and progressive cavity pumps, gas compressors, high-pressure quartz transducers, liquid monitoring, valve, filtration and control systems and products, winch and speed reducers and cleaning chemical dispensing equipment. During 2000, seven Dover Resources companies made eight add-on acquisitions:
SureSeal (Civacon), Greer Company and Pullmaster (Tulsa Winch), Provacon (Midland), Groupe Aoustin (R-P), Chesterton (Blackmer), Hydro-Cam (De-Sta-Co Mfg.) and RG Industries (PEG-AOT).

     Dover Technologies sells assembly and testing equipment, screen printers, and soldering machines for the printed circuit board industry, components for the consumer and commercial datacom and telecom communications industry (including wireless) and industrial marking systems. The largest business in this segment -- and our largest business -- is Universal Instruments, which is one of the major worldwide manufacturers of surface mount printed circuit board assembly equipment. Other significant businesses are Quadrant (precision microwave, crystal and capacitor devices), Everett Charles Technologies, Inc. (test equipment and systems for printed circuit boards and semiconductors), DEK Printing Machines, Ltd. (screen printers) and Imaje (continuous inkjet marking systems). Other Dover Technologies companies manufacture printed circuit board soldering machines, and other specialty electronic components. In 2000, Dover Technologies companies made one stand-alone acquisition, OK International (specialized electronic assembly equipment), and four add-on acquisitions, Prime Yield Systems and Vitech (ECT), Syfer Technology (Novacap) and Cinox (Quadrant). In general, we sell our products and services directly and through various distributors, sales and commission agents and manufacturer representatives, in all cases consistent generally with the custom of the industry and market being served. However, our larger companies, and those companies selling more highly engineered products and services, or those companies supplying products and services to markets characterized by a few major customers, typically sell directly because of the customized nature of the equipment and products being sold.

     The address and telephone number of our principal executive offices are 280 Park Avenue, New York, New York 10017-1292, (212) 922-1640. We are a Delaware corporation and conduct substantially all of our business through subsidiaries.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the notes offered hereby of approximately $397,600,000, before deducting our estimated offering expenses of $600,000. We intend to use the net proceeds to reduce the level of our commercial paper outstanding. As of December 31, 2000, we had an aggregate of $833,850,000 in commercial paper outstanding. We have historically used commercial paper and debt securities, together with internally generated cash, to finance acquisitions, and intend to continue our program of seeking to acquire selected businesses. Certain of the underwriters in this offering are dealers under our commercial paper program, and may receive proceeds from this offering. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2000, and as adjusted to reflect the issuance and sale of the notes offered hereby and the application of the net proceeds from the issuance and sale to the repayment of $397,600,000 of our commercial paper outstanding.

                                                                 SEPTEMBER 30, 2000
                                                              ------------------------
                                                                    (UNAUDITED)
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Short-Term Debt:
  Commercial paper..........................................  $  829,500   $  431,900
  Other notes payable.......................................       6,547        6,547
                                                              ----------   ----------
          Total notes payable...............................     836,047      438,447
                                                              ----------   ----------
  Current portion of long-term debt.........................       2,501        2,501
                                                              ----------   ----------
          Total Short-Term Debt.............................  $  838,548   $  440,948
                                                              ==========   ==========
Long Notes-Term Debt:
  6.45% Notes due November 15, 2005.........................  $  249,673   $  249,673
  6.25% Notes due June 1, 2008..............................     149,912      149,912
  6.65% Debentures due June 1, 2028.........................     199,137      199,137
      % Notes due             , 2011........................          --      400,000
  Other long-term debt including capital leases.............      30,572       30,572
                                                              ----------   ----------
          Total Long-Term Debt..............................     629,294    1,029,294
Stockholders' Equity:
  Capital stock, $1 par value, authorized 500,000,000
     shares; issued 236,804,528 shares......................  $  236,805   $  236,805
  Additional paid-in capital................................      45,070       45,070
  Cumulative translation adjustments........................    (135,506)    (135,506)
  Unrealized holdings gains (losses)........................      10,535       10,535
  Retained earnings.........................................   3,143,018    3,143,018
  Common shares in treasury, at cost -- 33,709,960 shares...    (984,715)    (984,715)
                                                              ----------   ----------
          Total Stockholders' Equity........................   2,315,207    2,315,207
                                                              ----------   ----------
Total Capitalization........................................  $2,944,501   $3,344,501
                                                              ==========   ==========

At December 31, 2000, we had outstanding commercial paper of $833,850,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read our selected consolidated financial data together with our consolidated financial statements and their related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have included elsewhere in or incorporated into this prospectus supplement and the accompanying prospectus. We have derived the earnings statement data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements incorporated into this prospectus supplement and the accompanying prospectus. We have derived the earnings statement data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited consolidated financial statements that are not incorporated into this prospectus supplement or the accompanying prospectus. All financial information set forth below excludes the results of a discontinued operation.

     We have derived the earnings statement data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 1999 and 2000 from our unaudited consolidated financial statements, which have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The interim results of operations may not be indicative of the results for the full year.

                                                                                                             NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                               ---------------------------------------------------------   ---------------------
                                                 1995        1996        1997        1998        1999        1999        2000
                                                 ----        ----        ----        ----        ----        ----        ----
                                                                                                                (UNAUDITED)
                                                                            (DOLLARS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Net sales....................................  $2,924,361  $3,215,573  $3,669,568  $3,977,666  $4,446,420  $3,198,136  $4,021,029
Gross profit.................................    987,416   1,138,652   1,327,300   1,426,284   1,608,460   1,148,985   1,478,803
Selling, general and administrative
 expenses....................................    599,170     686,101     807,793     894,325     973,049     709,595     833,790
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating profit.............................    388,246     452,551     519,507     531,959     635,411     439,390     645,013
Interest expense.............................     39,585      41,662      46,163      60,745      53,401      38,209      68,445
Other income, net............................     35,603      91,221      18,930      17,432      32,994      34,487      25,811
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Earnings before taxes on income..............    384,264     502,109     492,274     488,646     615,004     435,668     602,379
Federal and other taxes on income............    126,696     165,590     167,360     162,249     209,950     151,603     203,865
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net earnings from continuing operations(1)...    257,568     336,519     324,914     326,397     405,054     284,065     398,514
Earnings from discontinued operations(2).....     20,743      53,704      57,084      52,448          --          --          --
Gain on sale of discontinued business, net of
 tax.........................................         --          --      23,433          --     523,938     523,938     (13,595)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net earnings.................................  $ 278,311   $ 390,223   $ 405,431   $ 378,845   $ 928,992   $ 808,003   $ 384,919
                                               =========   =========   =========   =========   =========   =========   =========
OTHER OPERATING DATA:
Cash flow(3).................................  $ 349,754   $ 447,003   $ 480,118   $ 494,084   $ 588,298   $ 425,228   $ 549,774
Capital Expenditures.........................     91,719     113,679     122,082     125,730     130,112      86,911     134,537
Acquisitions.................................    323,291     281,711     261,460     556,019     599,171     370,621     333,025
Ratio of earnings to fixed charges(4)........        9.8x       11.6x       10.5x        8.2x       10.6x       10.5x        8.6x

BALANCE SHEET DATA (AT PERIOD END):
Current assets...............................  $1,121,997  $1,196,525  $1,296,955  $1,304,524  $1,611,562  $1,618,353  $2,012,307
Net property, plant and equipment............    384,981     454,144     522,344     571,963     646,475     596,595     706,684
Intangible assets, net of amortization.......    760,154     916,982   1,037,611   1,438,793   1,813,359   1,656,874   1,937,777
Other intangible assets......................      7,358       7,358       7,358       7,358       7,358       7,358       7,358
Other assets and deferred charges............     29,287      27,832      34,703      59,755      53,186      51,116     127,199
Discontinued assets..........................    191,000     205,365     181,263     244,883          --          --          --
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Total Assets..............................  $2,494,777  $2,808,206  $3,080,234  $3,627,276  $4,131,940  $3,930,296  $4,791,325
                                               =========   =========   =========   =========   =========   =========   =========
Current liabilities..........................    912,147     959,096   1,004,761     989,747   1,334,865   1,195,388   1,668,724
Long-term debt...............................    255,600     252,955     262,630     610,090     608,025     609,401     629,294
Deferred compensation........................     51,192      48,888      60,997      66,359     108,233      74,143     133,574
Deferred income taxes........................     48,132      57,564      48,262      50,196      42,061      53,306      44,526
Stockholders' equity.........................  1,227,706   1,489,703   1,703,584   1,910,884   2,038,756   1,998,058   2,315,207
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Total liabilities and stockholders'
     equity..................................  $2,494,777  $2,808,206  $3,080,234  $3,627,276  $4,131,940  $3,930,296  $4,791,325
                                               =========   =========   =========   =========   =========   =========   =========
                                                                                               (Footnotes on the following page)

---------------

(1) Net earnings from continuing operations includes gain/(loss) from the sale of businesses in the amount of $75,065,000 for 1996, $10,256,000 for 1999 and $(1,400,000) for the first nine months of 2000 and includes the gain on the sale of an equity investment in the amount of $13,741,000 for the first nine months of 2000.

(2) Earnings from discontinued operations includes the discontinued operations of the elevator market segment.

(3) Cash flow represents net earnings from continuing earnings plus depreciation and amortization.

(4) We have computed the ratio of earnings to fixed charges by dividing earnings available for fixed charges for each period by fixed charges for that period. We calculated earnings available for fixed charges by adding pre-tax income and fixed charges. Fixed charges are the sum of interest expense, including the amount we amortize for debt financing costs, and our estimate of the amount of interest within our rental expense.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     We have set forth below our Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2000 contained in our quarterly report on Form 10-Q, as amended, for the quarter ended September 30, 2000. We have summarized below our Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 10-K for the fiscal year ended December 31, 1999. This information is not complete and should be read in connection with the information set forth in the respective reports. For information on where to obtain the reports, see "Where You Can Find Additional Information" and "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

GENERAL

     We have indicated below the sales and operating profits of our four business segments for the periods indicated. This information should be read in conjunction with the other financial information incorporated into this prospectus supplement.

                                                      YEAR ENDED             NINE MONTHS ENDED
                                                      DECEMBER 31              SEPTEMBER 30,
                                                -----------------------   -----------------------
                                                   1998         1999         1999         2000
                                                ----------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS)
SALES TO UNAFFILIATED CUSTOMERS:
  Dover Technologies..........................  $1,211,416   $1,457,792   $1,023,328   $1,558,706
  Dover Industries............................   1,012,440    1,144,599      844,452      939,367
  Dover Diversified...........................     957,579    1,071,574      759,625      866,722
  Dover Resources.............................     800,914      777,691      574,684      661,973
  Intramarket sales...........................      (4,683)      (5,236)      (3,953)      (5,739)
                                                ----------   ----------   ----------   ----------
          Consolidated total..................  $3,977,666   $4,446,420   $3,198,136   $4,021,029
                                                ==========   ==========   ==========   ==========
OPERATING PROFIT:
  Dover Technologies..........................  $  146,612   $  226,761   $  147,860   $  311,177
  Dover Industries............................     154,500      179,554      131,134      150,679
  Dover Diversified...........................     143,157      152,139      102,169      116,992
  Dover Resources.............................     125,225      107,264       76,478       94,538
  Gain on Dispositions........................          --       10,256       17,256       12,341
  Interest income, interest expense and
     general corporate expenses, net..........     (80,848)     (60,970)     (39,229)     (83,348)
                                                ----------   ----------   ----------   ----------
          Earnings before taxes on income.....  $  488,646   $  615,004   $  435,668   $  602,379
                                                ==========   ==========   ==========   ==========

RESULTS OF OPERATIONS:

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1999

     We earned $.67 per diluted share in the third quarter ended September 30, 2000, excluding two non-recurring items. This was an increase of 26% from the $.53 per diluted share earned in the comparable quarter in 1999, excluding non-recurring items. We earned $1.90 per diluted share for the nine months ended September 30, 2000, which was an increase of 46% from the $1.30 per share earned for the comparable nine months in 1999, excluding non-recurring items.

     After taking into account a $.04 gain on the sale of 43% of an equity investment and a non-recurring charge to discontinued operations of $.07 per diluted share, we earned $.64 ($1.88 year-to-date) per diluted share outstanding. The $.07 per diluted share charge ($13.6 million after tax) is a result of finalizing the purchase price adjustment on the sale of the Dover Elevator International segment in January 1999 (which generated a $524 million after-tax or $2.49 per diluted share gain in that quarter).

     Operating income for the third quarter was $265.3 million, up 27% from $208.9 million last year. On a year-to-date basis operating income increased 42% to $755.2 million from $530.9 last year.

     Net income from continuing operations for the third quarter was $135.5 million, up 23% from $110.4 million in net income from continuing operations last year, excluding the $8.9 million after tax gain on the equity investment sale in 2000, and the $11.1 million after-tax (or $.05 per share) non-recurring gain last year. On a year-to-date basis net income increased 42% to $390.6 million from $275.8 in the comparable period in 1999.

     Sales in the third quarter were a record $1.39 billion, up 21% from $1.15 billion in 1999. On a year-to-date basis, sales were $4.02 billion, up 26% from $3.20 billion in 1999.

     We also report our pretax earnings on an EBITACQ basis (Earnings Before Interest, Taxes, and non-cash charges arising from purchase accounting for acquisitions). Third quarter EBITACQ of $252 million was 28% higher than in 1999. The year-to-date EBITACQ of $722 million was 44% higher than in 1999.

     In 1997, Dover Technologies made a small investment in Bookham Technology PLC for strategic business reasons. Bookham (BKHM: NASDAQ) went public in April 2000. During the second quarter of 2000, we participated in a secondary offering, and the resulting sale of 313,043 Bookham shares resulted in a gain of $13.7 million, or $8.9 million after tax. To reflect our remaining investment of 406,957 shares, we will report as part of our Statement of Comprehensive Income a year-to-date Unrealized Gain of $10.5 million after tax.

     The third quarter strong performance was led by Dover Technologies, where income increased 57% from the third quarter of 1999 (110% year-to-date). Dover Resources and Dover Industries earnings were also up, by 18% and 8%, respectively (24% and 15%, on a year-to-date basis), while Dover Diversified experienced a 2% quarterly earnings decline with a 15% increase year-to-date.

     Dover Technologies. Sales in the third quarter of 2000 increased 41% to $565.0 million, from $400.3 million in 1999, and segment profit increased 57% to $116.0 million, from $74.0 million in 1999. Segment bookings at $591.9 million were 5% greater than shipments. Year-to-date results were a 52% sales increase to $1,558.7 million from $1,023.3 million; profit increased 110% to $311.2 from $147.9 million; bookings at $1,782.2 million were 14% greater than shipments.

     Dover Technologies' Specialty Electronic Components business has increased production dramatically in response to continued very strong demand from the data transmission, telecommunications, and networking markets it serves. This business, which supplies high-value components, precision devices, and multifunction, integrated assemblies to OEM customers in these markets, is expanding capacity to address expected continued growth opportunities. Specialty Electronic Components' sales in the quarter were $147.5 million, up 75% from the prior period, profits more than doubled to $29.6 million, and bookings were up 122% to $204 million, another new record. The quarter's book-to-bill ratio was
1.39 and the year-to date book-to-bill was 1.5. On a year-to-date basis sales were up 58%, to $372 million, bookings were up 113% to $550 million, and earnings were up 112% to $71.2 million.

     Dover Technologies' Circuit Board Assembly and Test ("CBAT") sales were up 38% to $366 million from 1999, bookings were up 23% to $338 million, and earnings were up 57% to $80.5 million. These results represent the sixth quarter in a row that CBAT has shown improvement from the prior year's comparable quarter, and the seventh in a string of quarter-to quarter improvements. On a year-to-date basis sales were up 60%, to $1,037 million, bookings were up 56% to $1,081 million, and earnings were up 125% to $216.3 million. Sales have increased 110% and earnings 400% since the cyclical trough in this market in the first quarter of 1999. Operating margins in the quarter increased to 22% (21% year-to-date). The book-to bill ratio in the quarter slipped to .92 (1.04 year-to-date), and was slightly lower at the largest CBAT company, Universal Instruments. Underlying demand for electronics (especially in the telecommunications industry), and thus demand for CBAT's production equipment for high volume electronics manufacturing, is expected to continue to grow. However, it appears that some customers are experiencing difficulty in managing the rate of their recent capacity expansions, and some have reported components shortages which have also dampened their enthusiasm for adding production capacity at the recent pace.

     We believe that while both of these Dover Technologies businesses are affected by the electronics manufacturing market, the Specialty Electronic Components business will experience less variability in sales and earnings than the CBAT business, which is more dependent on its customers' capital absorption capacity.

     Dover Technologies' industrial marking business, Imaje, also continued its steady growth, with earnings up over 18% on a 15% sales increase, as measured in French Francs. On a year-to-date basis earnings were up over 30% on a 21% sales increase.

     Dover Industries. Sales in the third quarter increased 8% to $314.0 million from $291.9 million in 1999, and segment earnings also increased 8% from $45.1 million to $48.8 million. Acquisitions made in the last year contributed all of the sales and earnings increase. Segment bookings in the quarter were up 7% to $309 million and the book-to-bill ratio was 0.99. Year-to-date results were a 11% sales increase to $939.4 million from $844.5 million; profit increased 15% to $150.7, from $131.1 million; bookings at $909.0 million were 3% less than shipments.

     Sales at Heil Environmental, Dover Industries' largest company, were up, with excellent operating leverage, partly due to shipments on a large contract with New York City. However, sales and earnings declines at Heil Trailer, the liquid and dry bulk tank trailer company, more than offset these results, with continued comparative weakness in its markets, particularly in dry bulk.

     Dover Industries' automotive service equipment businesses, Rotary Lift and Chief, turned in very favorable comparisons to 1999. PDQ, the manufacturer of touch-less car wash systems, whose comparisons had suffered in the second quarter from the adverse impact of new product introductions on existing product sales, strongly contributed to the 1999 comparisons this quarter and year-to-date.

     TipperTie/Technopack, while solidly profitable and generating high returns, hurt the quarterly and year-to-date comparisons and is focused on cost reductions, as well as product line and marketing organization rationalization.

     The food service equipment businesses, Groen and Randell, showed double-digit earnings increases on essentially flat sales in a very competitive market.

     Dover Diversified. Sales in the third quarter increased 7% to $286.8 million from $268.3 million in 1999, and segment income declined 2% to $39.3 million from $40.1 million. Segment bookings in the quarter were up 22% to $289 million and the book-to-bill was 1.01. Acquisitions in 1999, particularly Crenlo, were meaningful contributors to both sales and earnings. Year-to-date results were a 14% sales increase to $866.7 million from $759.6 million; profit increased 15% to $117.0 from $102.2 million; bookings at $893.5 million were 3% greater than shipments.

     Hill Phoenix, the commercial refrigeration systems and display case company, and Dover Diversified's largest sales and second-largest profit business, has experienced double-digit sales declines and margin erosion as capital spending in the supermarket and retail grocery industry has slowed due to industry consolidation, and as some key accounts have slowed store expansions.

     AC Compressor, serving the process industries, is a long lead-time business. While results were comparable to 1999 year-to-date and though prospects of a stronger market are evident, AC experienced a weaker quarter due to weak bookings earlier in the year. Sargent's results, in its Aerospace components business, have felt the effect of lower OEM airframe and aftermarket overhaul demand.

     Partially offsetting these negatives, Tranter, Dover Diversified's most profitable company, had improved margins on modest sales growth for both the quarter and year to date. And as in prior quarters in 2000, the turnaround at Belvac from marginal profitability in 1999 to high margins in 2000 has been a major contributor to Dover Diversified's favorable earnings comparisons.

     Dover Resources. Sales in the third quarter increased to $226.3 million from $191.4 million in 1999, or 18%, and segment income also increased 18%, from $24.7 million to $29.0 million. Segment bookings in the quarter were up 9% to $217 million and the book-to-bill ratio was 0.96. Year-to-date sales increased 15% to $662.0 million from $574.7 million; profit increased 24% to $94.5 million, from $76.5 million; bookings at $667.4 million were 1% greater than shipments.

     The Petroleum Equipment Group is operating at record levels. C. Lee Cook, influenced by the gas gathering and transmission markets, is also sharply up from 1999. Quartzdyne is now benefiting from increased drilling activity in the "measurement while drilling" market.

     OPW Fueling Components' sales improvement over 1999's third quarter and the second quarter of 2000 reached low double digits, with substantial earnings leverage, but year-to-date results are still below 1999 because of pressure on customers' profitability due to high gas prices and the impact on capital spending caused by the consolidation of several large customers. OPW Fluid Transfer Group is well ahead of 1999's restructuring and strike-impacted performance in both the quarter and year-to-date comparisons. Tulsa Winch reported strong results due to both internal growth and acquisitions. Companies serving the process industries (Wilden, Blackmer, Ronninger-Petter) have faced an unsettled market in 2000, and were up 16% in sales but down 6% in earnings compared to the same quarter in 1999. On a year-to-date basis earnings were flat on a 5% sales increase.

FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

     During 1999 we repurchased 18 million of our shares, raised dividends for the 39th consecutive year, and invested $130 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases was $1,401 million. The comparable number in 1998 was $788 million.

     Stand-alone acquisitions in 1999 -- those companies which report directly to one of our independent subsidiary chief executive officers -- included Graphics Microsystems, a manufacturer of closed-loop color control systems and digital remote link control systems for web, sheet-fed and specialty printing presses, Somero Enterprises, a producer of laser controlled concrete floor spreading equipment, and Crenlo Inc., a manufacturer of operator cabs for the construction machinery and agricultural equipment markets.

     The 15 add-on companies we acquired in 1999 accounted for $294 million of our total acquisition investments. Since we began our more aggressive approach to add-on acquisitions in 1994, we have completed 63 add-ons, representing an expenditure of $887 million.

     Dover Technologies. A second-half recovery in the electronics industry fueled a 55% gain in segment earnings on a 20% sales improvement for 1999. Operational profits rose from $178 million in 1998 to $261 million in 1999, with all three areas -- Circuit Board Assembly and Test ("CBAT"), Specialty Electronic Components, and Marking -- setting records. Earnings margins improved in 1999, and after-tax operating return on investment rose sharply to 40%, a few points higher than our average of 37%.

     The first half of 1999 saw a continuation of the low activity levels experienced in 1998. Orders turned sharply upward beginning in June, and then set a six-month record in the second half of 1999. In the second half of 1999, CBAT earned substantially more than in any prior six-month period, 20% ahead of its previous six best consecutive months (achieved in the record 1997 calendar year).

     Universal Instruments ("Universal"), which is the largest of the four CBAT companies, experienced a huge change in operating rates between the first and second halves of 1999. Universal's new FlexJet surface mount assembly machine was "best-in-class" for flexible, fine pitch assembly applications and helped Universal increase its leadership position in this segment of its market. However, the FlexJet only narrowly expanded Universal's competitive capabilities within the high-speed chip placement market.

     The acquisition of Alphasem at the beginning of 1999 proved timely and technologically rewarding. Universal and Alphasem are both well-recognized for production equipment used in the assembly of "chip-on-board" products, which is expanding both in the "back end" of semiconductor production (Alphasem's focus) and in circuit board assembly equipment for the on-board placement of advanced semiconductor packages (the focus at Universal).

     DEK Printing Machines had a record year, both for shipments and earnings, and made important progress toward rationalizing its product range. Vitronics Soltec also gained in its soldiering equipment product line with record earnings.

     Everett Charles Technologies also set an earnings record, enhanced by the success of its aggressive add-on acquisition program. Its two German test equipment companies and most recent U.S. fixtures manufacturer acquisition were strong performers. The U.S. test equipment market was slow in 1999, as the printed circuit board fabricators tightened capital spending.

     From its origins as primarily an aerospace and defense electronics business, the Specialty Electronic Components group has evolved into a successful participant in products that serve the much larger and faster-growing telecom and datacom markets. Its key product lines of oscillators, filters, transformers and specialty capacitors are integral to many wireless and hard-wired communications systems. Key customers include Lucent, Motorola, Cisco and Qualcomm. Quadrant Technologies set sales and earnings records by substantial margins as a result of strong demand for its oscillators, which are used as timing devices in transmission and switching equipment. Novacap's focus on highly engineered, high voltage ceramic capacitors produced its fifth consecutive year of record sales and profits. Similar programs have been put in place at K&L Microwave.

     Dover Industries. The Dover Industries segment achieved record profits of $180 million in 1999 (up 16% from 1998), with the majority of this year-over-year growth coming from companies owned at the beginning of 1999. Heil Environmental was the star performer, as a strong market and improved market share resulted in a gain of more than 20% in sales and an even stronger gain in profits. Most of Dover Industries' 12 ongoing companies achieved higher sales for 1999, with only three declining, each less than 3% over 1998. Operational profit margins and after-tax operating return in investment were each up to 18% and 39%, respectively.

     The five largest earners in 1999 -- Heil Environmental, Heil Trailer, Rotary Lift, Tipper Tie and DovaTech -- combined to earn 60% of Dover Industries' $203 million of operational profits on a similar percentage of sales. Heil Environmental became our fifth largest earner, setting records for sales, earnings, margins and bookings. The decision by major waste haulers to update their garbage truck fleets after several years of neglect, the award of a delayed procurement contract by one major city, and the success of Heil's efforts to expand its distribution capabilities were important factors underpinning its 1999 gains. The manufacturing ramp-up required to meet customer demand produced record shipments in the fourth quarter, up 34% from the prior year.

     Heil Trailer, the star performer in 1998, matched its record profits, as cost control and productivity improvement kept margins steady, despite a small drop in sales. The company continued to increase its production capacity in the U.S. and made further investments in wholly-owned facilities in the U.K., Argentina and Thailand.

     Rotary Lift set records for sales and profits, primarily through the acquisition of the Advantage product line (parallelogram lifts) to expand its heavy duty product range, and of Forward Manufacturing, whose proprietary two-post lift design reaches end-users through a distinct and different distribution channel.

     Tipper Tie's sales and earnings were essentially flat, as modest improvements in the U.S. were offset by weakness in Europe. Purchases by customers in Eastern European countries and Russia declined and sales into the former Yugoslavia declined even more. Reported profits were also adversely affected by the decline of the Euro relative to the dollar.

     DovaTech's record sales and earnings resulted primarily from the full-year effect of its 1998 acquisition of Koolant Koolers and part-year results from Lee Laser, acquired in mid-1999. Growth in traditional MIG and TIG welding guns proved elusive because of worldwide softness in markets for industrial production equipment.

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     Texas Hydraulics achieved a 30% increase in earnings for 1999 on only an 8%
gain in sales, primarily as a result of cost reduction and production-methods rationalization. These improved margins to historical levels after a disappointment in 1998.

     Marathon also benefited from the strong solid waste market, with double-digit sales and earnings gains. Marathon has a broader customer base and a less cyclical market than Heil Environmental.

     PDQ completed its first full year as one of our companies in impressive fashion, with double-digit gains in sales and earnings on top of its own full-year 1998 record. PDQ's touchless car washing systems continued to be best-in-class, with an increasing share of the U.S. car washing market.

     Somero, acquired in mid-1999, improved its year-over-year financial results by more than 20%.

     Both Groen and Randell achieved higher sales and profits, with a combined income gain of 11% on a smaller sales gain. The food equipment market has not been particularly strong and has been roiled by mergers. Groen and Randell concentrated on keeping their best-in-class status within their own product niches and continued to offer superior quality, service and innovation to their appreciative customers.

     Chief Automotive had lower profits on flat sales. New computerized measuring systems introduced late in the year were well received by the market.

     Davenport continued to suffer from a weak market and from difficulty in developing new machine tool products. This company was sold in January 2000.

     Dover Diversified. Dover Diversified achieved its eighth straight year of profit increases, as segment profits in 1999 increased 6% over 1998, to $152 million, and sales exceeded $1 billion for the first time.

     Both A-C Compressor and Belvac experienced declines in sales profits. Bookings at A-C Compressor for its oil-free and centrifugal gas compressors during 1998 had decreased as a result of the slowdown in the petrochemical industry, leaving A-C Compressor with a low backlog at the start of 1999. Belvac also began 1999 with a low backlog, but its performance fell even further below 1998 than expected as a result of continued cancellation or delay of capital investments by can-makers. This cut Belvac's sales in half in 1999 and required significant work force reductions and restructuring in the third quarter. All of Belvac's modest profits for the year were achieved in the fourth quarter. Tranter had a smaller overall decline in earnings concentrated in domestic results for its plate and frame and Platecoil(TM) product lines, reflecting weakness in spending for industrial process equipment. The combined operating profit decline from these three businesses was approximately $23 million in 1999. New order input at all three companies improved in the fourth quarter as Belvac and A-C Compressor enjoyed year-over-year bookings gains of more than 50%.

     Sargent Controls achieved strong internal growth, primarily from gains in its submarine controls business, which is closely tied to engineering contracts and production releases for the Navy's SSN program. Profits for its aerospace hydraulic controls and specialty bearings also improved. Hill Phoenix continued its pattern of strong earnings improvement, setting both sales and profit records and establishing itself as the clear No. 2 company within the supermarket refrigeration and display case industry. Hill Phoenix acquired a new production facility in Brazil, opened a new branch operations center in the south eastern U.S. and added walk-in coolers to its refrigeration product line. Mark Andy's strong performance reflected major internal production cycle time improvements that reduced costs while boosting sales in its very competitive market. Waukesha Bearings achieved significant gains within its "large industrial bearings" product line as a result of an increase in market share and strong growth in the demand for power generation turbines. Langbein & Engelbracht also improved profits sharply. SWF also made earnings progress as a result of product line additions and strong gains at its Sanger operation in the production of corrugated box-forming equipment. The total internal growth from these specialty markets improved Dover Diversified's profits by approximately $18 million for 1999.

     Dover Diversified added three new stand-alone companies during the year, spending $261 million, and acquired four add-ons, involving $76 million. Crenlo was our largest acquisition in 1999. It is the leading independent supplier of farm tractor and construction equipment cabs, with a customer list that includes Caterpillar, John Deere and Case New Holland. Crenlo is also a growing factor in the design and fabrication of metal enclosures for sophisticated electronic products. Van Dam, another of the stand-alone companies, makes equipment used to decorate large cylindrical cups, such as the stadium cup with which football and baseball fans are well acquainted. The third stand-alone company, Graphic Microsystems, specializes in software systems used in printing, particularly in color processes. The add-ons were Hydratight (U.K.), which joined Waukesha; J.E, Piston, which joined Wiseco; and two smaller companies. These acquisitions contributed approximately $14 million in 1999 to segment profits.

     Dover Resources. The Dover Resources segment's growth trend halted in 1999 after six years, during which time profits doubled. The $18 million (14%) decline in segment earnings in 1999 was caused by weakness in the chemical and process industries, and by large profit drops at four companies that had set records in 1998.

     After setting individual profit records in 1998 ($65 million of combined earnings), OPW Fueling Components Group, OPW Fluid Transfer Group, Ronningen-Petter and Duncan Parking Systems experienced major declines in their markets, each for different reasons. Profits at each of these companies fell more than 20%, and they finished 1999 with combined profits of only $36 million for the year. The decline at OPW Fueling Components was expected, resulting from the year-end 1998 deadline for compliance with EPA regulations on underground storage of petroleum. The fall-off at OPW Fluid Transfer Group reflected a downturn in railroad tank car production, for which Midland supplies valves (a consequence of weakness in the chemicals industry), and a drop in purchases of transfer and process equipment from Civacon/Knappco and OPW Engineered Systems (also related to chemicals). Declines at these two companies were exacerbated by a month-long strike at two important facilities and the closure of one of these to reduce costs.

     At Ronningen-Petter (filters for paper-making and petroleum refining) and Duncan (parking meters and systems) markets fell sharply, more resembling a depression than a downturn. Profits at each of these companies declined substantially.

     The demand for equipment used to produce oil and gas increased sharply in the second half of 1999, after collapsing in the prior year. Effective downsizing kept the Petroleum Equipment Group profitable throughout the downturn, but left it scrambling to keep up with demand as the year progressed. Production and profit rates were at strong levels at year-end. Quartzdyne, which also participates in this market, saw some recovery during the latter part of the year, but well short of the record level of 1997 and of 1998.

     Wilden, Blackmer, C. Lee Cook and Wittemann each devote significant portions of their product lines to chemical, process and energy markets, which were soft during most of 1999. In this difficult environment, two companies achieved modest earnings gains, while two had modest declines, with combined profits about equal to 1998. As a group, these companies achieved sales of approximately $225 million, with average margins in the high teens, except at Wittemann, which continued near break-even levels in a very depressed market.

     Despite lower sales, De-Sta-Co Manufacturing improved its profits as a result of internal improvement in its automotive manifold business. Additionally, sales of compressor valves remained strong and the company moved forward with a new plant in the U.K. to support automotive customers' higher level of air conditioning compressor production outside North America. Hydro Systems had a strong year as its markets for cleaning fluid metering devices showed good growth and Nova Controls, acquired during 1998, contributed for a full year. De-Sta-Co Industries improved sales modestly with flat profits as its expanded range of industrial automation equipment more than offset a slowdown in demand for automotive tooling and clamping systems. Tulsa Winch's earnings were off slightly as increased OEM applications and one month's results of newly acquired Dp Winch could not offset a decline in oilfield winch sales and the cost of a move to new facilities.

     FISCAL YEAR 1998 COMPARED WITH FISCAL YEAR 1997

     During 1998 we raised $350 million in new long-term debt, repurchased 3.3 million of our shares, raised dividends for the 38th consecutive year, and invested $126 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases set a record by a wide margin at $788 million. The comparable number in 1997 was $470 million.

     Our stand-alone acquisitions in 1998 -- those companies which report directly to our independent subsidiary CEOs -- included Wilden Pump (Dover Resources), an inventor of the air-operated double-diaphragm pump, Quartzdyne (Dover Resources), the manufacturer of quartz-based pressure transducers used primarily in gas and oil drilling, Wiseco (Dover Diversified), producer of high-performance pistons used in racing engines for autos, motorcycles, boats and snowmobiles and PDQ (Dover Industries), manufacturer of touchless car washing equipment.

     We also made 10 add-on acquisitions of companies ranging in size from $3 million to $30 million in sales, which accounted for $119 million of our total acquisition investment in 1998. Since we began our more aggressive approach to add-on acquisitions in 1994, we have completed 48 add-ons, representing an expenditure of $593 million.

     Dover Technologies. The decline in 1998 profits (and the even sharper decline in operational profits) does not represent anything other than the periodic, unpredictable cycles of capital spending within the electronic equipment industry. Operational margins in this area of its business remained in double digits in a year in which many electronics capital equipment producers struggled to survive. In circuit board assembly and test equipment, earnings were off by over 40% from the 1997 record year.

     Imaje slightly exceeded the sales and profit records it set in 1997, despite the expected decline in Asian industrial markets, where Imaje is a particularly strong factor. This decline was offset by double-digit sales growth in Europe and in the Americas. Dover Technologies' electronic components companies recorded a modest overall sales increase, though earnings were down 22% from 1997.

     Dover Technologies' companies continued to invest heavily so as to remain at the leading edge of product technology, while cutting back in other areas to reflect the reality of current volume. When one invests in a cyclical market, one needs managers who can sort out priorities and respond appropriately throughout the cycle. It helps, of course, to pick an industry where the secular growth is solidly double-digit, as has been our experience in the electronic circuit assembly/test area. Universal Instruments' 1997 profits, for example, were 10 times the level of 1979, when we bought the company. In 1997, at the bottom of the market cycle, they were "only" five times the 1979 level, but more than double the previous market bottom.

     Dover Industries. Dover Industries increased its profits 20% in 1998 from 1997, primarily as a result of internal growth at the majority of its businesses, notably Tipper Tie, Heil Trailer, Heil Environmental, Marathon and DovaTech. This strong growth made Dover Industries our largest profit producer in 1998. Eight companies in the segment earned more than $12 million in 1998, with no single business earning as much as $30 million, reflecting Dover Industries' overall balance and the strong positions of its individual companies. The operational margins for the 12 Dover Industries companies reached a record level of 17% for 1998, with nine companies earning more than 15%.

     Heil Trailer achieved the distinction of being the largest single contributor in Dover Industries. Five years after our acquisition of Heil, its two businesses -- Heil Trailer and Heil Environmental -- more than doubled earnings to over $50 million in 1998 on sales of approximately $350 million in 1998. Stronger markets, sharp focus on a few product areas, $36 million of capital investment, and eight small add-on acquisitions contributed to this success.

     The three companies producing automotive service equipment -- Rotary Lift (auto lifts), Chief Automotive (frame-measuring and straightening systems), and PDQ (touchless car washing equipment) -- all had strong years in more difficult markets, and contributed about 20% of Dover Industries' operational profits in 1998.

     Dover Diversified. This segment combined growth by acquisition with internal profit improvement to achieve the highest percentage gain in earnings by any of our business segments. Segment profits were up 25%. Several years of struggle by new managers in new facilities to integrate three formerly competitive businesses resulted in a resounding success for Hill Phoenix in 1998. Sales reached record levels, market share improved and profits gained more than 50% from 1997. The profit improvement program at A-C Compressor, and its successful acquisition expansion in the U.S. aftermarket, allowed this company as well to increase its earnings more than 50%. The market for Belvac's can making equipment contracted further. Weak demand experienced by many soft drink and beer companies, particularly in developing markets, led can-makers to delay planned capital spending projects. Belvac ended the year with a very low backlog, and aftermarket business.

     Profits on Sargent's submarine valve business declined as the result of delayed placement of orders for the Navy's next nuclear submarine. However, the addition of Sonic Industries, a leading manufacturer of specialty fasteners for commercial aircraft, more than offset this decline, allowing Sargent's overall profits to rise sharply in 1998.

     Tranter, Waukesha and Mark Andy all continued their growth, with Tranter and Waukesha setting earnings records in 1998. Tranter maintained its position as Dover Diversified's largest earner (and our third largest) in 1998 as it restructured its organization to worldwide product line responsibilities from the previous geographical focus.

     Dover Resources. Dover Resources had a very mixed year in 1998, with excellent profit gains in some areas almost offset by unavoidable declines in others. Profits from the Norris companies dropped $12 million. Market demand for their products -- most of them used for the artificial lift of hydrocarbon fluids -- has always been sensitive to oil price levels.

     Most other Dover Resources companies, however, achieved earnings gains in 1998, led by near doubling of profits at Ronningen-Petter and by substantial growth at OPW Fueling Components and Duncan Industries. De-Sta-Co Industries
(DSI) and Blackmer also had strong years in 1998 on sales that topped $190 million. DSI experienced some weakness in automotive demand for its automation devices and Blackmer encountered soft markets for its petroleum and propane product lines. Both companies had offsetting gains in other product areas and continued their programs of small add-on acquisitions to broaden their product/market range.

     Wilden and Quartzdyne, both acquired in the first half of 1998, turned in good financial results and strengthened their niche market leadership positions. Acquisitions added $8 million to reported segment profits in 1998, which, combined with the other companies' increases and declines, allowed Dover Resources to achieve a 10% overall profit gain.

LIQUIDITY AND CAPITAL RESOURCES:

     During the first nine months of 2000 our liquidity decreased as compared to the position at December 31, 1999. Taxes paid on the gain from sale of the elevator business ($307 million) plus amounts invested in acquisitions ($333 million) represented the principal reasons for the decrease in liquidity).

     Working capital increased from $276.7 million at the end of 1999 to $343.6 million at September 30, 2000. Capital expenditures were $134.5 million for the nine months compared to $86.9 million for the same period last year. The working capital increase and capital expenditures were funded by internal cash flow.

     At September 30, 2000, net debt (defined as long-term debt plus current maturities on long-term debt plus notes payable less cash and equivalents and marketable securities) of $1,257 million represented 35.2% of total capital. This compared with 27.4% at December 31, 1999. We continued to be rated A-1 by Standard & Poors and F-1 by Fitch IBCA. We believe that our significant free cash flow will enable us to fund internal growth and, together with modest debt utilization, fund our acquisition program. We also believe that we will continue to maintain a solid credit profile. On October 6, 2000, we filed a shelf registration for the issuance of up to $1 billion in senior debt securities, including the notes offered hereby.

     We completed six add-on acquisitions during the third quarter at a combined cost of $91 million, bringing the total for the first nine months of the year to 18 acquisitions for a total of $333 million.

     The profit impact in 2000 of these acquisitions will be small due to acquisition write-offs and imputed financing costs. Acquisitions completed in the last twelve months (10/1/99 -- 9/30/00) added $101 million in sales and $15 million in operational profit in the third quarter, bringing the total for nine months to $240 million in sales and $40 million in operational profit.

                            DESCRIPTION OF THE NOTES

     The notes offered by this prospectus supplement are a series of our debt securities as described below and in the accompanying prospectus. We have summarized selected terms of the notes below. The summary of the particular terms of the notes below supplements, and to the extent inconsistent supersedes and replaces, the description of the general terms and provisions of the debt securities and the indenture contained in the accompanying prospectus. This summary is not complete and is qualified by reference to provisions of the notes and the indenture. Forms of the notes and the indenture have been or will be filed with the SEC and you may obtain copies as described under "Where You can Find More Information" in the accompanying prospectus.

GENERAL

     The notes will be issued under an indenture between us, as issuer, and Bank One Trust Company, N.A., as trustee. The notes will constitute a separate series of debt securities under the indenture, initially limited to $400,000,000
aggregate principal amount. The notes will mature on February   , 2011.

     The notes will bear interest at the rate of      % per annum, accruing from
            , 2001 or the most recent interest payment date to which interest has been paid or provided for. We will pay interest on the notes semi-annually
in arrears on             and             of each year, beginning             ,
2001 to persons in whose names the notes are registered at the close of business
on the preceding             or             , as the case may be. We will issue
the notes in minimum denominations of $1000 and integral multiples of $1000.

     The notes will not have the benefit of any sinking fund.

     The provisions of the indenture relating to defeasance and covenant defeasance as described in the accompanying prospectus will apply to the notes.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve
30-day months) at the Adjusted Treasury Rate (as defined below) plus      basis
points plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means (i) each of Chase Securities Inc., Deutsche Banc Alex. Brown Inc., and their respective successors and three other nationally recognized investment banking firms that are

Primary Treasury Dealers specified from time to time by us; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.]

FURTHER ISSUES

     We may from time to time, without the consent of existing note holders, create and issue further notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

BOOK-ENTRY SYSTEM

     The notes initially will be issued in book-entry form and represented by one or more global notes. The Depository Trust Company, New York, New York ("DTC") will act as securities depositary for the notes. Each global note will be deposited with, or on behalf of DTC, as depositary, and registered in the name of Cede & Co., the nominee of DTC, or in another name as may be required by an authorized representative of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below or in the accompanying prospectus, a global note may only be transferred as a whole by the depositary to its nominee or by a nominee to the depositary or any successor depositary.

     DTC has advised us that it is:

      --  a limited-purpose trust company organized under the New York Banking
Law;

      --  a "banking organization" within the meaning of the New York Banking
Law;

      --  a member of the Federal Reserve System;

      -- a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

      -- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among direct participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, banks, trust companies and other organizations and include Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking Societe Anonyme ("Clearstream"). DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, sometimes referred to as indirect participants. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Purchases of the notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of the actual purchaser of a note, called the beneficial owner, is in turn recorded on the direct and indirect participants' records. While beneficial owners will not receive written confirmation from DTC of their purchase, they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests, except in the event that use of the book-entry system for the global note is discontinued.

     The laws of some states may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in the notes.

     To facilitate subsequent transfers, all the notes deposited by direct participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual owners of beneficial interests in a note; DTC's records reflect only the identity of the direct participants to whose accounts the note is credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping records of the holdings of owners of beneficial interests on behalf of their customers. As long as DTC, or its nominee, is the registered owner of a global note, we will consider the depositary or the nominee, as the case may be, to be the sole owner and holder of the global note and the underlying note for all purposes under the indenture.

     Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of a note under the indenture. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them subject to any legal requirements in effect from time to time.

     In any case where a vote may be required with respect to the notes, neither DTC nor its nominee will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of the nominee to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     We will make all payments of principal of and any premium and interest on the notes to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case for securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of DTC, the trustee or of us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC or its nominee, as the case may be, is our responsibility, disbursement of payment to direct participants is the responsibility of the depositary, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants. We, the trustee and any of our agents will not have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interest in a global note, or for maintaining, supervising or reviewing any records relating to the beneficial interests.

     DTC is under no obligation to provide its services as depositary for the notes and may discontinue providing its services at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, security certificates are required to be printed and delivered. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

     We may decide to discontinue use of the system of book-entry transfers through the depositary or a successor depositary. In that event, security certificates will be printed and delivered.

     We have obtained the information in this section concerning DTC and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

EUROCLEAR AND CLEARSTREAM

     Noteholders may hold their notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems.

     Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

     Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositaries.

     All information in this prospectus supplement on Euroclear or Clearstream is derived from Euroclear or Clearstream, as the case may be, and we take no responsibility for the accuracy of this information.

TRUSTEE

     The trustee under the indenture will be Bank One Trust Company, N.A. An affiliate of the trustee, Banc One Capital Markets, Inc., is an underwriter for this offering. Bank One N.A., another affiliate of the trustee, provides commercial banking services to us and certain of our affiliates from time to time.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the "Code") and regulations, rulings and decisions thereunder now in effect (or, in the case of certain United States Treasury Regulations, now in proposed form), all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold the notes as "capital assets" (within the meaning of Section 1221 of the Code) and does not address tax considerations applicable to investors that may be subject to special tax rules, including, but not limited to, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar. This summary discusses the tax considerations applicable only to the initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions. This summary assumes that the notes will be issued without an original issue discount or premium.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As used in this tax discussion, a "United States holder" means the beneficial owner of a note that for United States federal income tax purposes is:

     (1) a citizen or resident of the United States,

     (2) treated as a domestic corporation or domestic partnership, or

     (3) an estate or trust other than a "foreign estate" or "foreign trust" as defined in Section 7701(a)(31) of the Code.

     If the notes are held by a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

     Payment of Interest

     It is expected that the notes will not be issued with original issue discount. Interest on a note generally will be includable in the income of a United States holder as ordinary income at the time the interest is received or accrued, in accordance with the holder's method of accounting for United States federal income tax purposes.

     Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange or redemption of a note, a United States holder generally will recognize capital gain or loss equal to the difference between:

     (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent this amount is attributable to accrued interest income, which is taxable as ordinary income) and

     (2) the holder's adjusted tax basis in the note.

A United States holder's adjusted tax basis in a note generally will equal the cost of the note to the holder, less any principal payments received by the holder. The tax rate applicable to this capital gain will depend, among other things, upon the United States holder's holding period for the notes that are sold, exchanged or redeemed. The deductibility of capital losses is subject to certain limitations.

     Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to certain non-corporate United States holders with respect to payments of principal and interest on a note and to the proceeds of the sale of a note, and a 31% backup withholding tax may apply to these payments if:

     (1) the United States holder fails to furnish or certify his correct taxpayer identification number to us in the manner required,

     (2) we are notified by the IRS that the United States holder has failed to report payments of interest or dividends properly or that the taxpayer identification number furnished to us is incorrect, or

     (3) under certain circumstances, the United States holder fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

Any amounts withheld from a payment to a United States holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle the United States holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     As used in this tax discussion, a non-United States holder means any beneficial owner of a note that is not a United States holder. The rules governing the United States federal income and estate taxation of a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. NON-UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE NOTES, INCLUDING ANY REPORTING REQUIREMENTS.

     Payment of Interest

     Generally, payment of interest on a note by us to a non-United States holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States federal income tax or withholding tax, provided that this interest is not effectively connected with a United States trade or business of the non-United States Holder and provided that the non-United States holder:

     (1) does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, or

     (2) is not, for United States federal income tax purposes, a controlled foreign corporation related to us actually or constructively through stock ownership, or

     (3) is not a bank receiving interest on a loan entered into in the ordinary course of business,

     (4) and either

        (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States holder status in compliance with applicable law and regulations, or

        (b) holds its notes through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to certain non-United States holders that are entities rather than individuals.

     Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though this effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-United States holder delivers IRS Form W-8EBI (or successor form) to the payor.

     Interest income of a non-United States holder that is not effectively connected with a United States trade or business and that does not quality for the portfolio interest exemption described above will generally be subject to a withholding tax at a 30% rate unless the non-United States holder delivers to the payor IRS Form W-8BEN (or successor form) claiming an exemption from a reduction in withholding under the benefit of a tax treaty.

     Sale, Exchange or Redemption of the Notes

     A non-United States holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption or other disposition of the notes unless:

     (1) the gain is effectively connected with a United States trade or business of the non-United States holder,

     (2) in the case of a non-United States holder who is an individual, the holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, or

     (3) the non-United States holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

     Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to payments of interest and principal on a note to a non-United States holder if the holder satisfies the certification and identification requirements described in "Non-United States Holders -- Payment of Interest" or the holder otherwise establishes an exemption, provided that we do not have actual knowledge that the holder is a United States person.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a "broker" (as defined in applicable United States Treasury Regulations), unless the broker:

     (1) is a United States person,

     (2) derives 50% or more of its gross income from all sources for certain periods from the conduct of a United States trade or business,

     (3) is a controlled foreign corporation as to the United States, or

     (4) is a foreign partnership in which one or more United Sates persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or a foreign partnership which is engaged in a trade or business in the United States.

Payment of the proceeds of any sale effected outside the United States by a foreign office of any broker that is described in (1), (2), (3) or (4) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note satisfies the certification and identification requirements described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

     Any amounts withheld from a payment to a non-United States holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle the non-United States holder to a refund, provided that the required information is provided to the IRS.

     Certain U.S. Federal Estate Tax Considerations for Non-United States
Holders

     A note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that that holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of the holder's death, payments with respect to that note would not have been effectively connected with the holder's conduct of a trade or business within the United States.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of the notes set forth opposite the name of that underwriter below:

UNDERWRITER                                                   PRINCIPAL AMOUNT
-----------                                                   ----------------
Chase Securities Inc........................................
Deutsche Banc Alex. Brown Inc...............................
Banc One Capital Markets, Inc...............................
First Union Securities, Inc.................................
Fleet Securities Inc........................................
HSBC Securities (USA) Inc...................................
                                                              ---------------
          Total.............................................  $
                                                              ===============

     The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased. We will deliver the notes to the underwriters at the closing of this offering when the underwriters pay us the purchase price for the notes.

     In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     We estimate that the offering expenses payable by us will be $600,000.

     The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making in the notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

     The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain
dealers at a price that represents a concession not in excess of      % of the
principal amount of the notes. Any underwriter may allow, and any such dealer
may re-allow, a concession not in excess of      % of the principal amount of
the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms.

     JP Morgan, a division of Chase Securities Inc., will make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JP Morgan and its customers and is not a party to this offering. We do not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor do we believe that Market Axess Inc. will act as a broker for any customer of JP Morgan. Market Axess Inc. is a registered broker-dealer and will receive compensation from JP Morgan based on transactions conducted through the system. JP Morgan will make the notes available to its customers through this internet distribution system, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

     In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     Certain of the underwriters or their affiliates perform investment banking and commercial banking services from time to time for us and our affiliates.

                             VALIDITY OF THE NOTES

     Robert G. Kuhbach, Esq., our Vice President, General Counsel and Secretary, will pass upon the validity of the notes offered hereby for us. Simpson Thacher & Bartlett, New York, New York, will pass upon various legal matters for the underwriters. As of the date of this prospectus supplement, Mr. Kuhbach is the owner of 34,358 shares of our common stock and holds options to acquire 154,499 shares of our common stock.

PROSPECTUS
                                 $1,000,000,000

                            [DOVER CORPORATION LOGO]

                                DEBT SECURITIES

     We may use this prospectus to offer, issue and sell one or more series or issuances of our secured or unsecured debt securities. These securities will have an aggregate initial public offering price not to exceed $1,000,000,000. We will offer and sell these securities at prices and on terms to be determined at the time of the sale. When we offer a particular series of our debt securities, we will deliver with this prospectus a supplement to this prospectus. The prospectus supplement will set forth the specific terms of the offering and sale of the debt securities.

     We currently do not intend to list any of the debt securities on any exchange or over-the-counter market. If we decide to seek listing of any of the debt securities, the prospectus supplement relating to those securities will disclose the exchange or market on which those securities will be listed.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We may sell all or a portion of the debt securities directly to purchasers, to or through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods. We reserve the sole right to accept, and, together with our agents, from time to time, to reject in whole or in part any proposed purchase of debt securities to be made directly or through agents. If our agents or any underwriters are involved in the sale of the debt securities, we will identify the names of such agents or underwriters and any applicable commissions or discounts in the prospectus supplement with respect to such securities. See "Plan of Distribution."

     We will not sell any debt securities without delivering a prospectus supplement describing the method and terms of the offering of debt securities.

               The date of this prospectus is November 15, 2000.

                               TABLE OF CONTENTS

                                                              PAGE(S)
                                                              -------
ABOUT THIS PROSPECTUS.......................................     2
WHERE YOU CAN FIND MORE INFORMATION.........................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     2
FORWARD-LOOKING STATEMENTS..................................     3
THE COMPANY.................................................     4
USE OF PROCEEDS.............................................     4
RATIO OF EARNINGS TO FIXED CHARGES..........................     5
DESCRIPTION OF DEBT SECURITIES..............................     5
PLAN OF DISTRIBUTION........................................    16
LEGAL MATTERS...............................................    16
EXPERTS.....................................................    16

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in the prospectus in one or more offerings up to a total offering amount of $1,000,000,000.

     We provide information to you about the securities in two separate documents that progressively provide more specific detail:

     - this prospectus, which contains general information, some of which may not apply to your securities, and

     - the accompanying prospectus supplement, which describes the specific terms of your securities and may also add, update or change information contained in this prospectus.

     If the terms of your securities vary between the accompanying prospectus supplement and this prospectus, you should rely on the different information contained in the prospectus supplement.

     You should read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information" to learn more about us and the securities we are offering.

     As used in this prospectus, the term "we" refers to Dover Corporation and its consolidated subsidiaries, unless otherwise indicated or unless the context otherwise requires.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement incorporating this prospectus and related exhibits with the Securities and Exchange Commission. The registration statement and related exhibits contain additional information about us and our debt securities.

     We file annual, quarterly and other reports, proxy statements and other information with the Commission. You may inspect and copy the reports and other information we have filed with the Commission at the following sites:

     - the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington D.C., 20549, and

     - the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and most of our filings are available at such web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" information filed with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information filed later by us with the Commission will automatically update and supersede this information.

     We incorporate by reference the following documents we have filed with the Commission pursuant to the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999 including any amendment(s) or report(s) filed for the purpose of updating such filing; and

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 including any amendment(s) or report(s) filed for the purpose of updating such filings.

Any future filings that we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all debt securities to which this prospectus relates will be automatically incorporated by reference as of and from the date of filing.

     We undertake to provide to you without charge, upon your written or oral request, a copy of any and all documents we incorporate by reference in this prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference in such documents). Requests for such copies should be directed to Dover Corporation, 280 Park Avenue, New York, New York 10017-1292,
Attn: Corporate Secretary, telephone number (212) 922-1640. The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the documents we incorporate by reference in this prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents that we incorporate by reference contain forward-looking statements within the meaning of the Securities Act of 1933, the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, industries in which we operate, the U.S. and global economies, earnings, cash flow and operating improvements. In some cases, you can identify forward looking statements by words or phrases such as "believes, "may," "could," "will," "estimate," "predict," "intend," "anticipates," "supports," "plans," "projects," "expects," "should," "hope," "forecast," "management is of the opinion" and similar words or phrases. Forward-looking statements are subject to inherent uncertainties and risks, including among others:

     - increasing price and product/service competition by foreign and domestic competitors, including new entrants into a particular market;

     - technological developments and changes;

     - the ability to continue to introduce competitive new products and services on a timely, cost effective basis;

     - the mix of products/services;

     - the achievement of lower costs and expenses;

     - domestic and foreign governmental and public policy changes including environmental regulations;

     - protection and validity of patent and other intellectual property rights;

     - the continued success of our acquisition program;

     - the cyclical nature of our businesses; and

     - the outcome of pending and future litigation and governmental proceedings.

     In addition, general industry and market conditions and growth rates, and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations could affect such statements. In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. We caution readers not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     We are a diversified industrial manufacturing corporation encompassing over 50 operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment.

     Our businesses are divided into the following four business segments:

     - Dover Technologies builds sophisticated automated assembly and testing equipment for the electronics industry, industrial printers for coding and marking, and specialized electronic components.

     - Dover Industries makes products for use in the waste handling, bulk transport, automotive service, commercial food service, packaging, welding and construction equipment industries.

     - Dover Diversified builds packaging and printing machinery, heat transfer equipment, construction and agricultural cabs, specialized bearings and compressors, and food refrigeration and display cases, as well as products for use in the defense, aerospace and other industries.

     - Dover Resources manufactures products primarily for the automotive, fluid handling, petroleum and chemical industries.

     We sold Dover Elevator, which was our fifth business segment through 1998, on January 5, 1999. Dover Elevator manufactured, installed and serviced elevators primarily in North America and we accounted for Dover Elevator as a discontinued operation in our consolidated financial statements for 1999.

     We emphasize growth and strong internal cash flow. We have a long-standing and successful acquisition program pursuant to which, from January 1, 1995 through December 31, 1999, we made 68 acquisitions at a total acquisition cost of $2,021,000,000. These acquisitions have had a substantial impact on the increase in our sales and earnings since 1995. Our acquisition program traditionally focused on acquiring new or stand-alone businesses. However, since 1993, we have placed increased emphasis on acquiring businesses which can be added on to existing operations. In 1999, we completed 3 stand-alone and 15 add-on acquisitions at a total cost of approximately $599 million. For 2000, through September 30, 2000, we have completed one stand-alone and 17 add-on acquisitions at a total cost of approximately $335 million. We aim to be in businesses marked by growth, innovation and higher than average profit margins. We seek to have each of our businesses be a leader in its market as measured by market share, innovation, profitability and return on assets.

     We practice a highly decentralized management style. The presidents of our operating companies are very autonomous and have a high level of independent responsibility for their businesses and their performance. This is in keeping with our operating philosophy that small independent operations are better able to serve customers by focusing closely on their products and reacting quickly to customer needs. Our executive management becomes involved only to guide and manage capital, assist in major acquisitions, evaluate, motivate and, if necessary, replace operating management, and provide selected other services.

     The address and telephone number of our principal executive offices are 280 Park Avenue, New York, New York 10017-1292, (212) 922-1640. We are a Delaware corporation which conducts substantially all its business through subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise indicated in a prospectus supplement, we anticipate using any net proceeds from the sale of the debt securities for our general corporate purposes. These purposes may include, among other purposes, acquisitions and the reduction of the level of our outstanding commercial paper. When we offer a particular series of debt securities, we will set forth in the prospectus supplement relating to such securities our intended use for the net proceeds received from the sale of such securities. We have historically used commercial paper and debt securities, together with internally generated cash, to finance acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

                                                                     YEAR ENDED DECEMBER 31,
                                          NINE MONTHS ENDED    -----------------------------------
                                          SEPTEMBER 30, 2000   1999    1998   1997    1996    1995
                                          ------------------   -----   ----   -----   -----   ----
Ratio of earnings to fixed charges......         8.6x          10.6x   8.2x   10.5x   11.6x   9.8x

     We have computed these ratios by dividing earnings available for fixed charges for each period by fixed charges for that period. We calculated earnings available for fixed charges by adding pre-tax income and fixed charges. Fixed charges are the sum of interest expense, including the amount we amortize for debt financing costs, and our estimate of the amount of interest within our rental expense. The ratios reflect the disposition of the Dover Elevator segment of our business on January 5, 1999.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a general description of the debt securities that we may offer from time to time. We will issue the debt securities under an indenture between us and a trustee whom we will select, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. We may issue debt securities from time to time in one or more series. We will describe in a prospectus supplement the particular terms of each series, or of debt securities forming a part of a series, which are offered by that prospectus supplement. If any information in the prospectus supplement differs from the general terms described below, you should rely on the information in the prospectus supplement with respect to the particular debt securities being offered.

     The following description of the debt securities summarizes certain of the material provisions of the indenture and the debt securities. This summary is not intended to be a full restatement of all of the terms of the debt securities. We urge you to read the indenture and, with respect to any particular debt securities, the indenture supplement related to such debt securities which will be described in the applicable prospectus supplement, because they, and not this description, will define your rights as a holder of the debt securities.

     The numerical references in parentheses below are to sections of the indenture. Unless otherwise indicated, terms used in the following summary that are defined in the indenture have the meanings used in the indenture.

     We conduct substantially all our business through subsidiaries. Although the debt securities are our senior obligations, they are effectively subordinated to all existing and future liabilities of our subsidiaries. The indenture does not restrict the ability of our subsidiaries to incur indebtedness. Because we are a holding company, our ability to service our indebtedness is dependent on dividends and other payments made to us on our investments in our subsidiaries.

GENERAL

     The indenture will provide that we may issue debt securities in separate series from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. (Section 301) The debt securities will have such terms and provisions which are not inconsistent with the indenture, including as to maturity, principal and interest, as we may determine. The debt securities will be our unsecured obligations and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     We will set forth in the applicable prospectus supplement the price or prices at which the debt securities we will offer will be issued. We will also describe the following terms of such debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

     - the date or dates on which the principal of any of the debt securities will be payable;

     - the rate or rates at which any of the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable and the regular record date for any such interest payable on any interest payment date;

     - the place or places where the principal of and any premium and interest on any of the debt securities will be payable;

     - the period or periods within which, the price or prices at which and the terms and conditions on which we may redeem any of the debt securities in whole or in part, at our option;

     - our obligation, if any, to redeem or purchase any of the debt securities pursuant to any sinking fund or analogous provision or at the option of the holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which we will redeem or purchase any of the debt securities in whole or in part, pursuant to any such obligation;

     - the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple of $1,000;

     - if other than the currency of the United States of America, (a) the currency, currencies or currency units in which the principal of or any premium or interest on any of the debt securities will be payable, and
       (b) the manner in which the equivalent of the principal amount thereof in the currency of the United States of America will be determined for any purpose, including for the purpose of determining the principal amount deemed to be outstanding at any time;

     - if other than the entire principal amount of the debt securities, the portion of the principal amount of any of the debt securities which will be payable upon declaration of acceleration of the maturity thereof;

     - if the principal amount payable at the stated maturity of any of the debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date, or, in any such case, the manner in which the deemed principal amount is to be determined;

     - if applicable, that the debt securities, in whole or any specified part, are defeasible pursuant to certain provisions of the indenture;

     - whether any of the debt securities will be issuable in whole or in part in the form of one or more global securities and, if so, the respective depositaries for the global securities and the form of any legend or legends any such global security will bear in addition to or in lieu of the legend referred to in the indenture;

     - if different from those described in the indenture, any circumstances under which any global security may be exchanged in whole or in part for debt securities registered, and any transfer of a global security in whole or in part may be registered, in the names of persons other than the depositary for such global security or its nominee;

     - any addition to or change in the events of default applicable to any of the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

     - any addition to or change in the covenants in the indenture applicable to any of the debt securities; and

     - any other terms of the debt securities not inconsistent with the provisions of the indenture. (Section 301)

     We may sell debt securities, including original issue discount securities, at a substantial discount below their principal amount. We may describe in the applicable prospectus supplement certain special United States federal income tax considerations, if any, applicable to debt securities sold at an original issue discount. In addition, we may describe in the applicable prospectus supplement certain special United States federal income tax or other considerations, if any, applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars.

FORM, EXCHANGE AND TRANSFER

     We will issue the debt securities of each series only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the indenture and the limitations applicable to global securities, holders may present debt securities for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed, at the office of the security registrar or at the office of any transfer agent we designate for such purpose. Holders will not incur any service charge for any registration of transfer or exchange of debt securities. We may require, however, payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration. Such transfer or exchange will occur at such time as the security registrar or such transfer agent, as the case may be, is satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar. We will name in the applicable prospectus any transfer agent, in addition to the security registrar, we initially designate for any debt securities. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Section 1002)

     If the debt securities of any series, or of any series and specified terms, are to be redeemed in part, we will not be required to:

     - issue, register the transfer of or exchange any security of that series, or of that series and specified terms, as the case may be, during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such security that may be selected for redemption and ending at the close of business on the day of such mailing; or

     - register the transfer of or exchange any security so selected for redemption, in whole or in part, except the unredeemed portion of any such security being redeemed in part. (Section 305)

GLOBAL SECURITIES

     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the debt securities represented thereby. Each global security (a) will be registered in the name of a depositary or a nominee of such depositary identified in the applicable prospectus supplement, (b) will be deposited with such depositary or nominee or a custodian, and (c) will bear a legend regarding the restrictions on exchanges and registration of transfer of such security referred to below and any such other matters as may be provided for pursuant to the indenture.

     Notwithstanding any provision of the indenture or any security described here, no global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or has ceased to be qualified to act as a depositary as required by the indenture;

     - there has occurred and is continuing an event of default with respect to the debt securities represented by such global security; or

     - there exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable prospectus supplement.

All securities issued in exchange for a global security or any portion thereof will be registered in such names as the depositary may direct. (Sections 204 and
305)

     As long as the depositary, or its nominee, is the registered holder of a global security, we will consider the depositary or such nominee, as the case may be, to be the sole owner and holder of such global security and the debt securities represented thereby for all purposes under the debt securities and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not:

     - be entitled to have such global security or any debt securities represented thereby registered in their names;

     - receive or be entitled to receive physical delivery of certificated debt securities in exchange therefor; or

     - be considered to be the owners or holders of such global security or any debt securities represented thereby for any purpose under the debt securities or the indenture.

We will make all payments of principal of and any premium and interest on a global security to the depositary or its nominee, as the case may be, as the holder of such security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, and to persons that may hold beneficial interests through these institutions. These institutions are called participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by (a) the depositary, with respect to participants' interests, or
(b) any such participant, with respect to interests of persons held by such participant on their behalf. Payments, transfers, exchanges and others matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. We, the trustee and any of our agents will not have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a security on any interest payment date will be made to the person in whose name such security, or one or more predecessor securities, is registered at the close of business on the regular record date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the person entitled to such payment as such address appears in the security register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee in The City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents we initially designate for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 1002)

     All moneys we pay to a paying agent for the payment of the principal of or any premium or interest on any security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such security after such time may look only to us for payment of the principal of or any premium or interest on the security. (Section 1003)

COVENANTS

     The indenture contains the following covenants:

  Limitation on Secured Debt

     We may not, and may not permit any restricted subsidiary to, incur or guarantee any evidence of indebtedness for money borrowed secured by a lien on any (a) principal property or any part thereof, (b) capital stock of a restricted subsidiary we or any restricted subsidiary now own or hereafter acquire or (c) debt of a restricted subsidiary owed to us or any of our restricted subsidiaries, except if:

     - we effectively provide that the debt securities are secured equally and ratably with, or, at our option, prior to, such secured debt, and

     - any other debt required to be so secured, unless the aggregate amount of all such secured debt, plus all our and our restricted subsidiaries' attributable debt with respect to sale and leaseback transactions involving principal properties (with the exception of such transactions which are excluded under the indenture), would not exceed 10% of our consolidated net tangible assets.

     The foregoing restriction will not apply to, and we will exclude from debt in any computation under such restriction, the following items:

     - debt secured by a lien in our favor or in favor of a restricted subsidiary;

     - debt secured by a lien in favor of governmental bodies to secure progress or advance payments or payments pursuant to contracts or statute;

     - debt secured by a lien on property, capital stock or debt existing at the time of acquisition thereof, including acquisition through merger, consolidation or otherwise;

     - debt incurred or guaranteed to finance the acquisition of property, capital stock or debt, or to finance construction on, or improvement or expansion of, property, which debt is incurred within 180 days of such acquisition or completion of construction, improvement or expansion, and is secured solely by a lien on the property, capital stock or debt acquired, constructed, improved or expanded;

     - debt consisting of industrial revenue or pollution control bonds or similar financing secured solely by a lien on the property the subject thereof; or

     - any extension, renewal or replacement of any debt referred to in the third and fourth clauses above. (Section 1008)

  Limitation on Sale and Leaseback Transactions

     Neither we nor any restricted subsidiary may enter into any sale and leaseback transaction involving any principal property or any part thereof after the date of the indenture unless the aggregate amount of all our attributable debt and that of our restricted subsidiaries with respect to such transactions plus all secured debt to which the restrictions described above apply would not exceed 10% of our consolidated net tangible assets.

     The foregoing restriction will not apply to any sale and leaseback transaction, and we will exclude any sale and leaseback transaction from attributable debt in any computation under such restriction, if:

     - the lease is for a period of three years or less, including renewal rights;

     - the lease secures or relates to industrial revenue or pollution control bonds or similar financing;

     - the transaction is between us and a restricted subsidiary or between restricted subsidiaries; or

     - we or such restricted subsidiary, within 180 days after the sale is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of the principal property leased or (B) the fair market value of the principal property leased either to (1) the retirement of debt securities, other of our funded debt ranking on a parity with the debt securities, or funded debt of a restricted subsidiary or (2) the purchase of other property which will constitute a principal property having a value at least equal to the value of the principal property leased. (Section 1009)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     We will not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets to any person or group of affiliated persons or permit any of our restricted subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of our and our restricted subsidiaries' properties and assets on a consolidated basis to any other person or group of affiliated persons, unless several conditions are met. These conditions include the following. In a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, our successor entity must be organized under the laws of the United States of America or any State thereof or the District of Columbia and must expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of our obligations under the indenture. Immediately before and after giving effect to such transaction and treating any debt which becomes our or our restricted subsidiary's obligation as a result of such transaction as if incurred at the time of the transaction, no event of default or event that with the passing of time or the giving of notice, or both, would constitute an event of default can have occurred and be continuing. If, as a result of any such transaction, our property or assets or that of any restricted subsidiary would become subject to a lien prohibited by the provisions of the indenture, we or our successor entity must have secured the debt securities as required by the indenture. (Section
801)

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CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Attributable Debt" means, with respect to a lease in a sale and leaseback transaction, the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to 6.45% calculated in accordance with generally accepted accounting practices. The net amount of rent required to be paid under any such lease for any such period will be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

     "Capital Stock" of any person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participation, including partnership interests, whether general or limited, of such person.

     "Consolidated Net Tangible Assets" means the aggregate amount of our assets and that of our subsidiaries after deducting (a) all liabilities other than deferred income taxes, commercial paper, short-term bank debt, funded debt and shareholders' equity, and (b) all goodwill and other intangibles.

     "Funded Debt" means (a) all debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (b) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles, such rental obligations to be included as funded debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of consolidated net tangible assets both as an asset and as funded debt at the amount so capitalized.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, other than any easement not materially impairing usefulness or marketability, encumbrance, preference, priority or other security agreement, or any equivalent of any of the foregoing under the laws of any applicable jurisdiction, on or with respect to such property or assets, including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

     "Principal Property" means any facility we or any restricted subsidiary owns the gross book value of which, including related land, improvements, machinery and equipment so owned, without deduction of any depreciation reserves, on the date as of which the determination is being made exceeds 1% of consolidated net tangible assets.

     "Restricted Subsidiary" means any subsidiary which owns a principal property.

     "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such person of any property or asset of such person which has been or is being sold or transferred by such person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement will be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Subsidiary" means (a) a corporation more than 50% of the voting stock of which we and/or one or more subsidiaries owns or (b) any other person (other than a corporation) of which we and/or one or more subsidiaries has at least a majority ownership and power to direct the policies, management and affairs.

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EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

     - failure to pay principal of or any premium on any security of that series when due;

     - failure to pay any interest on any debt securities of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment, when due, in respect of any security of that series;

     - failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of a series other than that series, continued for 60 days after written notice has been given by the trustee, or the holders of at least 10% in principal amount of the outstanding debt securities of that series, as provided in the indenture; and

     - certain events in bankruptcy, insolvency or reorganization involving us or any restricted subsidiary. (Section 501)

     If an event of default, other than the last event of default described in the paragraph above, with respect to the debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of the debt securities of that series, or, in the case of any security that is an original issue discount security or the principal amount of which is not then determinable, such portion of the principal amount of such security, or such other amount in lieu of such principal amount, as may be specified in the terms of such security, to be due and payable immediately. If an event of default described in the last clause of the paragraph above with respect to the debt securities of any series at the time outstanding occurs, the principal amount of all the debt securities of that series, or, in the case of any such original issue discount security or other security, such specified amount, will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the indenture. (Section 502)

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 512)

     No holder of a security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     - such holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

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

However, such limitations do not apply to a suit instituted by a holder of a security for the enforcement of payment of the principal of or any premium or interest on such security on or after the applicable due date specified in such security. (Section 508)

     We will furnish to the trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding security affected by such modification or amendment:

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any security;

     - reduce the principal amount of, or any premium or interest on, any security;

     - reduce the amount of principal of an original issue discount security or any other security payable upon acceleration of the maturity thereof;

     - change the place or currency of payment of principal of, or any premium or interest on, any security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any security;

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

     - reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

     - modify such provisions with respect to modification and waiver. (Section
       902)

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive our compliance with certain restrictive provisions of the indenture. (Section 1010) The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding security of such series affected. (Section 513)

     The indenture will provide that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the indenture as of any date:

     - the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the maturity thereof to such date;

     - if, as of such date, the principal amount payable at the stated maturity of a security is not determinable, for example, because it is based on an index, the principal amount of such security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such security; and

     - the principal amount of a security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such security, of the principal amount of such security, or, in the case of a security described in either of the first two clauses above, of the amount described in that clause. Certain debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1302 of the indenture, will not be deemed to be outstanding. (Section 101)

     Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, such action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. Holders of the requisite principal amount of such debt securities within a specified period following the record date must take such action for it to be effective. For any particular record date, this period will be 180 days or such period as we may specify, or as the trustee may specify, if it set the record date, and may be shortened or lengthened, but not beyond 180 days, from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have certain provisions of the indenture relating to defeasance and discharge of indebtedness or defeasance of certain restrictive covenants in the indenture, applied to the debt securities of any series, or to any specified part of a series. (Section 1301)

  Defeasance and Discharge

     The indenture will provide that, upon our exercise of our option, if any, to have Section 1302 of the indenture applied to any debt securities, we will be discharged from all our obligations with respect to such debt securities, except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. Government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

     - we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling; or

     - there has been a change in tax law;

in either case to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants

     The indenture will provide that, upon our exercise of our option, if any, to have Section 1303 of the indenture applied to any debt securities, we may omit to comply with certain restrictive covenants, including any that may be described in the applicable prospectus supplement, and the occurrence of certain events of default, including any that may be described in the applicable prospectus supplement, will be deemed not to be or result in an event of default, in each case with respect to such debt securities. We, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of such

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

debt securities, money or U.S. Government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercised this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

     We will provide notices to holders of debt securities by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

TITLE

     We, the trustee and any of our agents or those of the trustee may treat the person in whose name a security is registered as the absolute owner of such security, whether or not such security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed and enforced in accordance with, the law of the State of New York. (Section 112)

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                              PLAN OF DISTRIBUTION

     We may sell the debt securities to or through one or more underwriters, to be designated from time to time, for public offering and sale by them and may also sell such securities to investors directly or through agents or broker-dealers. We will name any such underwriter or agent involved in the offer and sale of the debt securities in the applicable prospectus supplement. We have reserved the right to sell or exchange the debt securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

     The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell debt securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the debt securities, we may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     We will set forth in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of debt securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements we enter into with them, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to our reimbursement for certain expenses.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Robert G. Kuhbach, Esq., our Vice President, General Counsel and Secretary, on our behalf, will pass upon certain legal matters with respect to the debt securities to which this prospectus relates. Counsel for any agents or underwriters identified in the applicable prospectus supplement will pass upon certain legal matters on behalf of such agents or underwriters.

                                    EXPERTS

     We have incorporated by reference in this prospectus the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 1999 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on that firm's authority as experts in auditing and accounting.

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